Joseph A. Herz

212-801-6926

herzj@gtlaw.com

May 15, 2017

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Tom Kluck, Legal Branch Chief
Office of Real Estate and Commodities

Re:	Rodin Income Trust, Inc.
Confidential Draft Registration Statement on Form S-11
Submitted July 15, 2016
CIK No. 0001664780

Dear Mr. Kluck:

On behalf of Rodin Income Trust, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for submission to the Securities and Exchange Commission (the “Commission”) via EDGAR, a revised draft submission (the “Third Amended Submission”) to the above-referenced draft Registration Statement on Form S-11 confidentially submitted to the Commission on July 15, 2016 (the “Second Amended Submission”).

The Third Amended Submission includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Mr. Michael Lehrman of the Company, dated August 5, 2016 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four copies of the Third Amended Submission, which have been marked to indicate the location of changes from the Second Amended Submission, together with four copies of this response letter as submitted to the Commission.

General

1.	We note your response to comment 2. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact Rochelle Plesset in the Division of Investment Management and engage directly.

Mr. Tom Kluck

May 15, 2017

Response:

The Company acknowledges the Staff’s comment.

2.	We note your response to comment 3. Please provide us support for the following features of your share repurchase program: the establishment of the share repurchase price based on a holder’s account statement; the restriction of the price based on a public offering price for an ongoing offer; the requirement to submit a repurchase request at least five business days prior to the end of a month; and, your ability to repurchase shares from holders who would hold fewer shares than the minimum purchase requirements as a result of an existing repurchase request. Also, please revise your disclosure to clarify the availability of withdrawal rights and any deadline to exercise such rights. Finally, we also note a reference to a holding period in your disclosure: please tell us, with a view toward revised disclosure, the basis for imposing such a period and your legal analysis for waiving such a holding period in certain described circumstances.

Response:

The Company advises the Staff that it believes that the features of its proposed share repurchase program (the “Repurchase Program”) are consistent with the relief granted by the Commission in prior no action letters or are necessary for the orderly administration of the Repurchase Program. The Company notes that its Repurchase Program no longer establishes the share repurchase price based on a holder’s account statement. Instead, the shares will be repurchased at a price equal to, or at a discount from, the net asset value per share of the share class being repurchased. This feature of the Company’s Repurchase Program is consistent with the relief granted by the Commission in numerous no-action letters for issuers with a similar feature, including Paladin Realty Income Properties, Inc. (Letter dated October 14, 2004) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 9, 2003). Although the Repurchase Program requires stockholders to submit their repurchase requests (or to make any withdrawals of previously submitted repurchase requests) at least five business days before the last business day of each quarter, this feature is solely included in the Repurchase Program for the administrative purpose of providing a sufficient but finite window in which to identify and process repurchases. Moreover, the Company does not believe that this element of the Repurchase Program subjects stockholders to pressure to sell or lends itself to the fraudulent, deceptive or manipulative acts of the type Rule 13e-4 under the Securities Exchange Act of 1934, as amended, was intended to prevent. The Company has added disclosure in the section titled “Prospectus Summary—Share Repurchase Program” on page 25 of the Third Amended Submission to clarify the availability of withdrawal rights and any deadline to exercise such rights. This disclosure previously appeared in the Second Amended Submission in the section titled “Description of Shares—Share Repurchase Program” (see page 162 of the Third Amended Submission).

Mr. Tom Kluck

May 15, 2017

With regard to the one-year holding period under the Repurchase Program, the Company believes that the potential for any manipulation of the prices of the Company’s shares of common stock will be further reduced by this requirement. In addition, the one-year holding period under the Repurchase Program and the ability of the Company to waive the holding period in certain limited circumstances (i.e., death or disability) are consistent with the prior no-action relief granted by the Staff of the Commission in REITPlus, Inc. (Letter dated October 9, 2007), Cole Credit Property Trust II, Inc. (Letter dated April 11, 2007) , NNN Healthcare/Office REIT, Inc. (Letter dated August 24, 2006) and Behringer Harvard Opportunity REIT I, Inc. (Letter dated October 5, 2005).

The Company further advises the Staff that it has revised the Third Amended Submission to note the ability of the board of directors of the Company to use funds from the distribution reinvestment plan on a quarterly basis on pages 25 and 162 of the Third Amended Submission. In addition, the Company has revised the disclosure to (i) change the reference to “attempt to honor” to “will honor” on pages 25 and 162 of the Third Amended Submission and (ii) delete references to the Company’s ability to automatically repurchase shares from holders of the Company’s common stock who would hold fewer shares than the minimum purchase requirements as a result of an existing repurchase request on page 162 of the Third Amended Submission.

3.	We note your response to comment 4. We also note that you highlight CCRE’s business in the summary and when discussing Cantor’s prior experience, however, this disclosure is limited to only a discrete subset of information. Please revise to disclose if CCRE has experienced any material adverse business developments or conditions and to ensure that the information presented about Cantor’s past experience and performance is balanced. Please also provide us with a detailed explanation on what you expect the roles of Jon Vaccaro and Eric Schwartz to be with the company and its advisor, including whether either will have investment discretion over the funds raised by the company.

Response:

The Company does not believe that CCRE has experienced any material adverse business developments or conditions that are unique to CCRE relative to other firms in the CMBS and Agency MBS industries. However in 2015 and 2016, due primarily to challenging industry conditions, CCRE’s CMBS securitization performance was below historical levels, although CCRE has realized increased performance from its agency MBS securitizations. Although the Company does not believe that CCRE’s 2015 and 2016 CMBS securitization performance is a material adverse business development within the meaning of Guide 5, the Company has added disclosure on page 76 of the Third Amended Submission regarding CCRE and its 2015 and 2016 securitization performance.

The Company also notes to the Staff that it reduced the extent to which CCRE is highlighted in the section titled “Prospectus Summary” of the Third Amended Submission.

As disclosed in the sections of titled “Management—Executive Officers and Directors” and “Management—The Advisor” on pages 69 and 73 of the Third Amended Submission, Messrs. Vaccaro and Schwartz will serve as executive officers of the Company and the advisor. Specifically, Mr. Vaccaro and Mr. Schwartz will serve as the Co-Presidents of the Company and the advisor. While it is anticipated that Messrs. Vaccaro and Schwartz will have significant roles in the review, analysis and recommendations of potential investments for the Company, neither Mr. Vaccaro nor Mr. Schwartz, individually or together, will have final investment decision making authority over the funds raised by the Company.

Mr. Tom Kluck

May 15, 2017

Prospectus Summary

Compensation to Our Advisor and its Affiliates

Special Units – Rodin Income Trust OP Holdings, LLC, page 20

4.	We note your response to comment 6. Please provide examples of how an individual stockholder may receive more or less than the 7.0% cumulative, non-compounded annual pre-tax return on their net contributions prior to the commencement of distributions to the holder of the special units.

Response:

The Company advises the Staff that it has changed the hurdle disclosed in the Third Amended Submission from 7.0% to 6.5%. The Company notes that individual stockholders may purchase shares at different prices due the fact that the offering price of the shares of our common stock will be adjusted on a quarterly basis to reflect changes in our most recently calculated estimated net asset value. The amount of distributions paid to shareholders prior to the commencement of distributions to the holder of the special units is based on the aggregate amount of proceeds and the aggregate amount of distributions instead of the amount of proceeds from and distributions to each individual stockholder. As such, an individual stockholder that purchased the Company’s shares at a weighted-average offering price above the average aggregate offering price for the offering will receive less than the 6.5% cumulative, non-compounded annual pre-tax return prior to the commencement of distributions to the holder of the special units. Alternatively, an individual stockholder that purchased our shares at a weighted-average offering price below the average aggregate offering price for the offering will receive more than the 6.5% cumulative, non-compounded annual pre-tax return prior to the commencement of distributions to the holder of the special units.

Hypothetical Example

Investor 1: During Q1 of year 1 (prior to establishing NAV), Investor 1 purchases Class A Shares at a purchase price of $26.32 per share.

NAV is established in the second quarter of year 1 at $26.32 per share.

Investor 2: During Q2 of year 1 (after NAV is established), Investor 2 purchases Class A Shares at a purchase price of $27.70 per share (NAV plus applicable underwriters compensation less sponsor support).

Mr. Tom Kluck

May 15, 2017

NAV increased to $27.65 by the end of year 3, at which time the fund is liquidated at NAV.

Returns: Assuming no other investors in the Company, annualized distributions of $1.71 per share (6.5% of $26.32; paid monthly) and a liquidation value of $27.65 per share, at the time the REIT generated a cumulative, non-compounded annual pre-tax return of 6.5%, triggering the commencement of distributions to the holders of the special units, Investor 1 would have received a cumulative, non-compounded annual pre-tax return of approximately 6.9% and Investor 2 would have received a cumulative, non-compounded annual pre-tax return of approximately 6.2%.

The Company further notes that there are additional factors that may affect a stockholder’s overall return, including the potential variability of the rate of distributions for investors during the period prior to the commencement of any distributions to the holder of the special units depending on at what point during the offering investors purchase their shares of the Company’s common stock.

5.	We note your response to comment 7. Please revise your disclosure to clarify if the “7% return on their shares of common stock” is calculated in the same manner as the “7.0% cumulative, non-compounded annual pre-tax return on invested capital.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Third Amended Submission to clarify that the 6.5% return on their shares of common stock is calculated in the same manner as the 6.5% cumulative, non-compounded annual pre-tax return on invested capital.

Estimated Use Of Proceeds, page 61

6.	Please tell us how you will consider the distribution fee for purposes of calculating NAV and, specifically, when it will be recognized in that calculation.

Response:

The Company advises the Staff that it has revised the disclosure on pages 118 and 119 of the Third Amended Submission to clarify how the distribution fee will affect the calculation of NAV for the Class T Shares and that the accrued distribution fee will be recognized in the calculation of NAV each quarter.

The Company acknowledges that for purposes of its GAAP financial statements it will accrue the full cost of the distribution fee as an offering cost at the time each Class T Share is sold during the primary offering. However, as described in the prospectus, distribution fees are paid quarterly over time and not all up front on the date of issuance of shares. For the reasons described below, the Company strongly believes that the equitable approach for all investors in the Class T Shares, which are the only class subject to a distribution fee, is to accrue the fee over time for purposes of calculating NAV.

Mr. Tom Kluck

May 15, 2017

The NAV of a share is intended to approximate the liquidation fair market value of that share’s interest in the assets and liabilities of the Company at a point in time. Distribution fees will no longer be payable in the event of a liquidation. Therefore, they should be ignored when calculating NAV. This is consistent with industry practices. For example, the Investment Program Association Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, dated April 29, 2013 (“IPA NAV Guidelines”), provide for the deduction of certain “fees . . . payable in a hypothetical liquidation of the company as of the valuation date.” (See page 10). And while the IPA NAV Guidelines, when discussing the determination of liabilities, provide for the use of GAAP book value, they do so only “when it approximates fair value.” (See page 10). In this instance, GAAP book value would not approximate fair value because no buyer of the Company’s assets and liabilities in a liquidation would include the to-be-terminated distribution fees when calculating what the buyer was willing to pay for those assets and liabilities.

In addition, although the Company cannot predict the length of time over which the distribution fee will be paid due to potential changes in the estimated net asset value of the Class T Shares, the Company anticipates that this fee would be paid over approximately four (4) years from the date of purchase, assuming a constant per share offering price or estimated NAV, as applicable, of $25.51 per Class T Share. As a result, recognizing the full amount of the distribution fee at the time a Class T Share is sold would not approximate the liquidation fair market value of such share, but rather would artificially reduce the true fair market value of the share. It is also possible that reducing the NAV by the entire distribution fee at the time of issuance would confuse investors – i.e., it may appear as double-counting the fee for purposes of NAV since by its terms the fee is payable over time, but it would also be deducted from NAV in full at the time of issuance.

Since NAV is the basis upon which new shares are sold and existing shares are repurchased, the Company believes that investors who purchase shares later in the offering would unfairly benefit from the reduction in the NAV per share that would result from such full recognition, notwithstanding that the cash that is payable in the future in respect of those distribution fees remains invested in the Company, and those investors who purchase the shares early in the offering or who have their shares repurchased after such date will be unfairly disadvantaged. For illustration, if NAV were calculated using the GAAP treatment of the distribution fees, a hypothetical investor who purchased Class T Shares during the escrow period and then had them repurchased the quarter following the escrow period would effectively bear four (4) years’ worth of distribution fees over a single quarterly period.

Management

Executive Officers and Directors, page 69

7.	Please provide the disclosure required by Item 401 of Regulation S-K for the executive officers of Cantor Real Estate Advisors, LLC

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 69, 70 and 74 of the Third Amended Submission to provide the information required by Item 401 of Regulation S-K for the executive officers of the Company’s advisor.

Mr. Tom Kluck

May 15, 2017

Management Compensation

Special Units – Rodin Income Trust OP Holdings, LLC, page 83

8.	Please clarify footnote 9 to confirm, if true, that Rodin Income Trust OP Holdings, LLC will not be entitled to 15% of the remaining consideration that would be deemed to have been distributed to the holders of the shares of common stock after such holders have received a return of capital and a 7% return on their shares of common stock if the advisory agreement is terminated for “cause.”

Response:

In response to the Staff’s comment, the Company has revised footnote 9 in the section titled “Management Compensation” on page 86 of the Third Amended Submission to clarify that the holder of the special units will not be entitled to 15% of the remaining consideration that would be deemed to have been distributed to the holders of the shares of common stock after such holders have received a return of capital and a 6.5% return on their shares of common stock if the advisory agreement is terminated for “cause.”

***

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz

Joseph A. Herz

cc:	Bryan Hough, Esq.
Mr. Mark Rakip
Ms. Kristi Marrone
Jason Emala, Esq., Rodin Income Trust, Inc.
Judith D. Fryer, Esq., Greenberg Traurig, LLP